11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the year ended December 31, 2001

Commission File Number 0-13814

The Cortland Savings and Banking 401(k) Plan
(Full title of the plan)

Cortland Bancorp INC
(Name of issuer of the securities held pursuant to the plan)

194 West Main Street
Cortland, Ohio 44410
(address of principal executive office)

REQUIRED INFORMATION

Financial Statements Provided

Report of Independent Auditors	3
Statements of Net Assets Available for Benefits - December 31, 2001 and December 31, 2000	4
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2001 and 2000	5
Notes to Financial Statements	6
Supplemental Schedules	12
Signatures	14
Consent of Independent Auditors	15

PACKER THOMAS
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
CORTLAND BANCORP

We have audited the accompanying statements of net assets available for benefits of the Cortland Savings and Banking 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cortland Savings and Banking 401(k) Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at end of year, and (2) reportable transactions, together referred to as "supplemental information" are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Packer Thomas

Youngstown, Ohio
June 12, 2002

Packer Thomas

1000 Bank One Building • Youngstown, Ohio 44503-1513
330-744-4277 • 1-800-943-4278 • FAX: 330-744-1734
www.packerthomas.com • packerthomas@packerthomas.com

The Cortland Savings and Banking 401(k) Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
Cash and cash equivalents	**$ 20,198**	$ -
Investments at fair value		
CSB Fund	$ -	$ 781,957
Cortland ER Stock Fund	**2,067,615**	1,554,180
Mutual funds	**3,467,734**	2,774,292
Personal brokerage accounts	**1,037,553**	829,019
Loans to participants	**223,692**	184,754
Total investments	**6,796,594**	6,124,202
Receivables		
Employee's contribution	-	67,907
Employer's contribution	-	16,333
Total receivables	-	84,240
TOTAL ASSETS	**$ 6,816,792**	$ 6,208,442
NET ASSETS AVAILABLE FOR BENEFITS	**$ 6,816,792**	$ 6,208,442

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31, 2001	2000
ADDITIONS		
Contributions		
Employee	**$ 305,204**	$ 285,888
Employer	**246,791**	241,049
	551,995	526,937
Investment income		
Net (depreciation) in the aggregate current value of investments	**(235,322)**	(545,132)
Interest and dividend income	**448,223**	321,579
	212,901	(223,553)
Total additions	**764,896**	303,384
DEDUCTIONS		
Distributions to participants	**152,111**	381,568
Administrative expense	**4,435**	1,698
Total deductions	**156,546**	383,266
NET ADDITIONS (DEDUCTIONS)	**608,350**	(79,882)
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	**6,208,442**	6,288,324
END OF YEAR	**$ 6,816,792**	$ 6,208,442

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ACCOUNTING POLICIES

Valuation of Investments
Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol "CLDB") held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the NASDAQ OTC Bulletin Board. Prior to April 1, 2000, the estimated fair market value of Cortland Bancorp common stock was based on information provided by local brokerage firms based on limited trading of the Company's stock. Shares of mutual funds are valued at quoted market prices. Cash and cash equivalents and loans to participants are valued at cost, which approximates market value.

Net Change in Aggregate Current Value of Investments
In accordance with the policy of stating investments at fair value, the change in the aggregate current value of investments for the year is reflected in the statement of changes in net assets available for benefits.

Payments of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Administrative Costs
The Company pays a portion of the administrative fees in addition to trustee fees.

NOTE 2 - DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking 401(k) Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Effective April 1, 2000, the Company's Board of Directors approved various amendments to the Plan as detailed below.

General
The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp and its subsidiary (collectively, "the Company"). Prior to April 1, 2000, an employee must have attained the age of eighteen and have completed at least one thousand hours of service during the year to be eligible to participate. Effective April 1, 2000, employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in company contributions to their accounts.

NOTE 2 - DESCRIPTION OF PLAN (continued)

Contributions
Participants may make salary deferral contributions at their discretion of up to 15% of annual compensation for 2001 and 2000. However, the participant's contributions may not exceed the dollar limit set by law, which for 2001 and 2000 was $10,500. Prior to April 1, 2000, the Company contributed 2% of each participant's annual compensation to the Plan. Effective April 1, 2000, this contribution was discontinued. In addition, prior to April 1, 2000, the Company matched each participant's contributions up to a maximum of 2% of the participant's annual compensation. Effective April 1, 2000, this contribution was increased to 5%. Additional amounts may be contributed at the discretion of the board of directors.

Participant-Directed Accounts
The participant's elective deferrals, Company contributions and an allocation of (a) the Plan earnings and losses and (b) forfeitures of terminated participants' non-vested accounts are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the current value of the participant's account, subject to vesting provisions as explained later.

Separate Investment Options
Each participant may direct that contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:

CSB Fund
These funds are invested in certificates of deposit and a money market account of the Cortland Savings and Banking Company. This fund was eliminated during 2001.

Cortland ER Stock Fund
Effective April 1, 2000, the Cortland Bancorp common stock held by the Plan was unitized by the plan administrator and transferred to the Cortland ER Stock Fund. Unitizing assets changes their accounting characteristics to match mutual funds. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the market value of the fund.

Mutual Funds
These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts
These funds are invested in self-directed brokerage accounts. Charles Schwab administers these accounts. All investments are directed by the participant.

Vesting
Participants are immediately vested in their salary deferral contribution, the Company's matching contribution, and any earnings or losses thereon, except for participants who terminated prior to April 1, 2000. These participants were subject to the following vesting schedule for the Company's matching contribution:

Full Years of Service	Vested Percentage
1	10 %
2	20
3	40
4	60
5	80
6 and more	100

Participants who terminated prior to April 1, 2000 forfeit their unvested portion of the Company's matching contribution once they incur a five year break in service.

NOTE 2 - DESCRIPTION OF PLAN (continued)

Payment of Benefits
Upon termination of service with the Company, a participant may elect to receive a lump-sum amount equal to the value of his or her account, periodic payments for a specific number of years or a transfer of the participant's balance to another qualified plan.

Loan Provisions
The Plan provides that participants can borrow funds against their account balances limited to the lesser of 50% of their vested account balance or $50,000.

NOTE 3 - INVESTMENTS

The Plan's investments are held in cash and cash equivalent accounts with the Company, a Cortland ER Stock Fund, Personal Brokerage Accounts, and various other mutual funds held with ING National Trust Company, trustee of the Plan, as of December 31, 2001. As of December 31, 2000, the Plan's investments were held by Eastern Bank and Trust.

NOTE 3 - INVESTMENTS (continued)

The following table presents the fair values of investments. Investments representing five percent or more of the Plan's net assets are separately identified.

	December 31,	
	2001	2000
CSB Fund--excess of 5% in 2000	**$ -**	$ 781,957
Cortland ER Stock Fund--excess of 5% in 2001 and 2000	**2,067,615**	1,554,180
Mutual Funds--excess of 5% in 2001 and 2000	**3,467,734**	2,774,292
Personal brokerage accounts--excess of 5% in 2001 and 2000	**1,037,553**	829,019
Participant loans	**223,692**	184,754
TOTAL INVESTMENTS AT FAIR VALUE	**$ 6,796,594**	$ 6,124,202

The Plan's investments, including investments bought and sold as well as held during the periods, appreciated (depreciated) as follows:

	For the year ended December 31,	
	2001	2000
CSB Fund	**$ 6,082**	$ 11,404
Cortland Bancorp stock	**-**	(54,974)
Cortland ER Stock Fund	**493,727**	199,273
Mutual Funds	**(923,706)**	(700,835)
Personal brokerage accounts	**188,575**	-
NET (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	**$ (235,322)**	$ (545,132)

NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter on June 10, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

The Trust Department of the Company was the trustee for the Plan and administered the investment of plan assets through March 31, 2000. Effective April 1, 2000, Eastern Bank and Trust became trustee for the Plan and American Pension Benefits, Inc. became the administrator of the Plan. Effective April 1, 2001, ING National Trust Company became Trustee for the Plan and AETNA Financial Services became the administrator of the Plan.

During 2001 and 2000, the following related party transactions occurred:

Item	# of Units/ Shares	Purchases	Sales
For the year ended December 31, 2001:			
Cortland Savings and Banking Company			
Certificates of Deposit:			
5.87%, due 9/29/01	109,050		109,050
5.15%, due 11/5/01	254,046		254,046
5.87%, due 5/23/02	164,549		164,549
6.10%, due 8/23/02	107,893		107,893
6.50%, due 11/11/02	107,461		107,461
Cortland Savings and Banking Company			
Money Market Trust	9,570	9,750	
	58,365		58,365
For the year ended December 31, 2000:			
Cortland Bancorp			
Common stock	10,303	$ 170,735	
	7,321		$ 140,016
Cortland Savings and Banking Company			
Certificates of Deposit:			
6.00%, due 2/11/00	119,625	100,000	119,625
5.85%, due 3/24/00	110,214	100,000	110,214
5.85%, due 6/30/00	168,569	150,000	168,569
5.39%, due 8/24/00	114,035	100,000	114,035
5.15%, due 11/3/00	109,420	100,000	109,420
5.00%, due 3/1/01	107,388	100,000	107,388
5.13%, due 5/28/01	108,999	100,000	108,999
5.15%, due 11/5/01	21,046	21,046	21,046
6.50%, due 11/11/02	100,000	100,000	
Cortland Savings and Banking Company			
Money Market Trust	1,109,704	1,109,704	
	33,772	33,772	
	194,111	194,111	
	1,123,486		1,123,486
	76,721		76,721
	194,111		194,111

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Deposits in the Cortland Savings and Banking Company, including certificates of deposit and money market accounts, totaled $20,198 and $781,957 at December 31, 2001 and 2000, respectively. The market value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund totaled $2,067,615 and $1,554,180 at December 31, 2001 and 2000, respectively. The common stock is thinly traded. Thus, the market value at the time of sale may be affected by the number of shares sold and/or other market conditions.

The Cortland Savings and Banking 401(k) Plan

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477
Plan Number: 002
December 31, 2001

(a)	(b) Indentify of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	CORTLAND ER STOCK FUND				
*	Cortland ER Stock Fund	Utilized Fund	164,464 Units	N/A	$ 2,067,615
	TOTAL CORTLAND ER STOCK FUND				2,067,615
	MUTUAL FUNDS				
	ING Fixed Account	Mutual Fund	1,310,964 Units	N/A	1,310,964
	ING Bond Fund A	Mutual Fund	1,472 Units	N/A	15,150
	ING Government Fund A	Mutual Fund	20,124 Units	N/A	205,871
	ING Ascent Fund A	Mutual Fund	58 Units	N/A	581
	ING Crossroads Fund A	Mutual Fund	276 Units	N/A	2,816
	ING Legacy Fund A	Mutual Fund	65 Units	N/A	629
	ING Growth and Income Fund A	Mutual Fund	117 Units	N/A	1,175
	ING Index Plus LargeCap Fund A	Mutual Fund	12,650 Units	N/A	184,941
	Pioneer Equity Income Fund	Mutual Fund	2,455 Units	N/A	63,305
	AIM Weingarten Fund	Mutual Fund	4,614 Units	N/A	62,240
	INVESCO Growth Fund	Mutual Fund	87,836 Units	N/A	228,374
	Janus Advisor Capital Apprec. Fund	Mutual Fund	14,999 Units	N/A	319,637
	Massachusetts Investors Growth Stk.	Mutual Fund	15,064 Units	N/A	194,171
	AIM Constellation Fund	Mutual Fund	10 Units	N/A	214
	Fidelity Advisor Mid Cap Fund	Mutual Fund	2,046 Units	N/A	39,237
	ING Small Company Fund A	Mutual Fund	1,360 Units	N/A	19,371
	ING Technology Fund A	Mutual Fund	46,613 Units	N/A	212,087
	INVESCO Dynamics Fund	Mutual Fund	21,075 Units	N/A	335,731
	INVESCO Strategic Fund	Mutual Fund	444 Units	N/A	22,470
	ING International Growth Fund A	Mutual Fund	19,934 Units	N/A	154,686
	Janus Advisor Worldwide Fund	Mutual Fund	3,123 Units	N/A	91,576
	ING Ultimate Account	Mutual Fund	2,508 Units	N/A	2,508
	TOTAL MUTUAL FUNDS				3,467,734
	PERSONAL BROKERAGE ACCOUNT				
	Personal Brokerage Account	Brokerage Account	1,037,553 Units	N/A	1,037,553
	TOTAL PERSONAL BROKERAGE ACCOUNT				1,037,553
	LOANS TO PARTICIPANTS				
	Participant Loans	7.50% to 10.50%		-	223,692
	TOTAL LOANS TO PARTICIPANTS				223,692
	TOTAL INVESTMENTS				$ 6,796,594

* Denotes Party-In Interest

The Cortland Savings and Banking 401(k) Plan

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

EIN: 34-0165477

Plan Number: 002

Year ended December 31, 2001

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or Loss

There were no category (i), (ii), (iii) or (iv) reportable transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and
Banking 401(k) Plan

June 12, 2002
Date

Lawrence A. Fantauzzi
Pension Committee for Cortland
Savings and Banking Company,
Subsidiary of Cortland Bancorp

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to The Cortland Savings and Banking 401(k) Plan (the "Plan") of Cortland Bancorp of our report dated June 12, 2002, with respect to the financial statements and schedules of the Plan included in this Annual Report on Form 11-K for the year ended December 31, 2001.

Packer Thomas

Youngstown, Ohio
June 12, 2002

Packer Thomas